May 2, 2007

BY EDGAR

Re:	The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our clients, The Nielsen Company B.V. (“Nielsen”), Nielsen Finance LLC and Nielsen Finance Co. (together the “Nielsen Finance Entities” and, collectively with Nielsen, the “Registrants”), enclosed for filing by electronic submission with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, is a Registration Statement on Form S-4 (the “Registration Statement”), including exhibits. This Registration Statement relates to an exchange offer to be made by the Registrants in which the Registrants will offer for exchange up to (i) €343,000,000 aggregate principal amount of Nielsen’s Senior Discount Notes Due 2016, which have been registered under the Securities Act, for a like principal amount of Nielsen’s outstanding Senior Discount Notes Due 2016, which were issued on August 9, 2006, (ii) $650,000,000 aggregate principal amount of the Nielsen Finance Entities’ 10% Senior Notes Due 2014 and the guarantees thereof, which have been registered under the Securities Act, for a like principal amount of the Nielsen Finance Entities’ outstanding 10% Senior Notes Due 2014 and the guarantees thereof, which were issued on August 9, 2006, (iii) €150,000,000 aggregate principal amount of the Nielsen Finance Entities’ 9% Senior Notes Due 2014 and the guarantees thereof, which have been registered under the Securities Act, for a like principal amount of the Nielsen Finance Entities’ outstanding 9% Senior Notes Due 2014 and the guarantees thereof, which were issued on August 9, 2006 and (iv) $1,070,000,000 aggregate principal amount of the Nielsen Finance Entities’ 12 1/2% Senior Subordinated Discount Notes Due 2016 and the guarantees thereof, which have been registered under the Securities Act, for a like principal amount of the Nielsen Finance Entities’ 12 1/2% Senior Subordinated Discount Notes Due 2016 and the guarantees thereof, which were issued on August 9, 2006.

May 2, 2007 – Page 2

In accordance with Rule 3a of the Informal and Other Procedures of the Commission, Nielsen Finance LLC has, on behalf of all the Registrants, remitted by wire transfer the filing fee of $72,980.61 to the U.S. Treasury designated lockbox depository at the Mellon Bank in Pittsburgh, Pennsylvania.

Please do not hesitate to contact the undersigned at (212) 326-2108 or Claude Vuillieme of this office at (212) 728-5702 with any questions or comments regarding the Registration Statement.

Sincerely,

/s/ Monica Thurmond
Monica Thurmond

cc:	James W. Cuminale (The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co.)